SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

AppFolio, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

03783C100
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Keenan Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Keenan Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Charles J. Keenan, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,644
	6	SHARED VOTING POWER 354,356
	7	SOLE DISPOSITIVE POWER 30,644
	8	SHARED DISPOSITIVE POWER 354,356
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

AppFolio, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

50 Castilian Drive
Goleta, CA 93117

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Keenan Capital, LLC (“Keenan Capital”), Keenan Capital GP, LLC (“KCGP”) and Charles J. Keenan, IV (“Mr. Keenan” and together with Keenan Capital and KCGP, the “Reporting Persons”) with respect to shares of Class A Common Stock, par value $0.0001 of AppFolio, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

1229 Burlingame Avenue, Suite 201
Burlingame, CA 94010.

Item 2(c).	Citizenship:

Keenan Capital is a California limited liability company. KCGP is a Delaware limited liability company. Mr. Keenan is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001.

Item 2(e).	CUSIP Number:

03783C100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

A.	Keenan Capital, LLC

	(a)	Amount beneficially owned: 250,000 shares
	(b)	Percent of Class: 1.7%
	(c)	Number of shares as to which Keenan Capital has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 250,000

		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 250,000

B.	Keenan Capital GP, LLC

	(a)	Amount beneficially owned: 250,000 shares
	(b)	Percent of Class: 1.7%
	(c)	Number of shares as to which KCGP has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 250,000
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 250,000

C.	Charles J. Keenan, IV

	(a)	Amount beneficially owned: 385,000 shares
	(b)	Percent of Class: 2.7%
	(c)	Number of shares as to which Mr. Keenan has:
		(i)	Sole power to vote or to direct the vote: 30,644
		(ii)	Shared power to vote or to direct the vote: 354,356
		(iii)	Sole power to dispose or to direct the disposition of: 30,644
		(iv)	Shared power to dispose or to direct the disposition of: 354,356

The percentage ownership for each of the Reporting Persons is based on 14,506,412 issued and outstanding shares of the Issuer’s Class A common stock, par value $0.0001 per share, as of October 23, 2017, as reported in the Issuer’s quarterly report on Form 10‑Q for the quarterly period ended September 30, 2017 (“Form 10-Q”), filed with the SEC on November 6, 2017.

Keenan Capital Fund, LP (“KCF”) directly owns 250,000 Class A Shares.  KCF is controlled by KCGP, which delegates investment decisions to Keenan Capital.  KCGP may terminate such delegation at any time and retain the voting and dispositive power over the Class A Shares held by KCF.  Accordingly, KCGP may be deemed to be a beneficial owner of such shares.  KCGP disclaims beneficial ownership of the Class A Shares by virtue of the delegation of power to Keenan Capital.

As the Manager of KCF, and pursuant to the delegation by KCGP referenced above, Keenan Capital has the ultimate voting and dispositive power over the Class A Shares held by KCF, making Keenan Capital a beneficial owner of such shares.  As sole owner and Manager of Keenan Capital, as well as the sole owner of KCGP, Mr. Keenan may be deemed to be a beneficial owner of the Class A Shares held by KCF.

Mr. Keenan is also the beneficial owner of 30,644 Class A Shares over which he has sole voting and dispositive power.  In addition, Mr. Keenan may also be deemed to beneficially own an additional 104,356 Class A Shares held through family trusts.  Mr. Keenan shares voting and dispositive power over the Class A Shares held through such accounts.

The Class A Shares described in the immediately preceding paragraph were issued upon conversion of Class B Shares subsequent to the Issuer’s Form 10-Q disclosure of the amount of issued and outstanding Class A Shares.

Should Mr. Keenan be deemed to be a beneficial owner of the Class A Shares held by KCF and in the other accounts described above, Mr. Keenan would beneficially own 385,000 Class A Shares, representing 2.7% of the voting and dispositive power of the Class A Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2018

Keenan Capital, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Keenan Capital GP, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Individual

/s/ Charles J. Keenan, IV
Charles J. Keenan, IV

[Signature page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G, relating to the Class A Shares, filed by the Reporting Persons with the SEC on July 10, 2015)